Exhibit 99.1

ELBIT IMAGING ANNOUNCES AVAILABILITY OF ITS ANNUAL REPORT ON FORM
20-F THROUGH ITS WEBSITE PURSUANT TO THE NASDAQ LISTING RULE 5250-(d)

Tel Aviv, Israel, June 26, 2009, Elbit Imaging Ltd. (Nasdaq: EMITF), today announced that its annual report on Form 20-F, as amended containing audited consolidated financial statements for the year ended December 31, 2008, as filed with the U.S. Securities and Exchange Commission on June 25, 2009 is available through its website at: www.elbitimaging.com under: “Investor Relations – Financial Reports – 2008 – 20F/Form 2008.” Shareholders may receive a hard copy of the annual report free of charge upon request. This press release is being issued pursuant to the recently amended NASDAQ Listing Rule 5250-(d).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI’s activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women’s fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations
(972-3) 608-6000	Tel:+972-3-516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il
Dudi Machluf, CFO Elbit Imaging Ltd. (972-3) 608-6024 dudim@elbitimaging.com